ICZOOM GROUP INC..

September 20, 2022

Mr. Donald Field
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	ICZOOM Group Inc. Amendment No. 11 to Registration Statement on Form F-1 Filed September 9, 2022 File No. 333-259012

Dear Mr. Field:

This letter is in response to the letter dated September 15, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 11 to Registration Statement on Form F-1

Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Class A Ordinary Shares to Foreign Investors, page 10

1.	We note your disclosure regarding the new Outbound Data Transfer Security Assessment Measures effective on September 1, 2022 and the company’s disclosure that it is unclear whether it will declare or be subject to a security assessment. Please revise to discuss in greater detail the company’s analysis regarding whether the new measures will be applicable to the company’s data storage and transfer practices. To the extent the company concludes that a security assessment is not required or applicable, please discuss how the company came to that conclusion, including the various facts and circumstances which support that determination. Please also advise if you have relied upon an opinion of counsel with respect to your conclusions. Lastly, please advise if you are currently conducting a self-assessment and discuss in greater details what rectification measures could be required.

Response: In response to the Staff’s comments, we revised our disclosures on page 13, 14 and 58 of the Registration Statement, respectively.

Address: Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

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